                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For June 5, 2006
                         Commission File Number 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   X               Form 40-F
                              -----                       -------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No    X
                          ----------                    ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to update its shareholders on recent activities at its Waterbury uranium project, located in Saskatchewan's prolific Athabasca Basin. A series of drill holes has been completed on the property and initial results provide indications of strong uranium alteration.

"Management is pleased with the early findings at Waterbury as they justify our confidence in the property's potential to host significant uranium mineralization," said Marek Kreczmer, President and CEO of Northwestern. "We are
currently in the process of conducting geochemical surveys on the core samples that were obtained during drilling. Following the receipt and analysis of the final results, we will be in a position to determine second phase drill targets, which could help us to further delineate potentially significant areas of uranium alteration."

As announced on March 31, 2006, the drill program was designed to evaluate unconformity-related uranium targets at depths of less than 820 feet (250 meters). Final drill results are pending and will be disclosed upon receipt and compilation.

Northwestern signed a Formal Option Agreement with CanAlaska Ventures Inc. to acquire up to 75% interest in the Waterbury Project on November 15, 2005. The nine non-contiguous claims total 30,683 acres (12,417 hectares) and are favorably located in close proximity to several of the world's largest uranium mines.

FIREFLY UPDATE

The Utah Bureau of Land Management has yet to provide Northwestern with a copy of its previously announced environmental study of the La Sal Creek area. Given the significant and positive progress that Northwestern is experiencing at
Waterbury and at its other uranium properties in Niger and Quebec, the company's management team has elected not to proceed with the Firefly Project in Utah. As an option holder in the property, Northwestern will not incur any financial penalties in association with this cancellation."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Northwestern Mineral Ventures Inc.

                                            By: /s/ Marek Kreczmer
                                                   Marek Kreczmer
                                                 President and CEO

Date: June 5, 2006